UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cogent Communications Group, Inc.

File No. 333-71684 - CF# 28296

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Cogent Communications Group, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on October 16, 2001, as amended.

Based on representations by Cogent Communications Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through April 25, 2022
Exhibit 10.2   through April 25, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel